SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Announces the Extraordinary General Shareholders’ Meeting” dated on March 28, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Extraordinary General Shareholders’ Meeting

March 28, 2006 (02 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.:      (55-11) 3549-7200

Fax:       (55-11) 3549-7202

E-mail:  dgomes@telefonica.com.br

URL:     www.telefonica.com.br

(São Paulo – Brazil; March 28, 2006) The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) announces the Extraordinary General Shareholders’ Meeting to be held on April 28, 2006, at 16:00 hours, at the Company’s headquarters located at Rua Martiniano de Carvalho 851 (Auditorium), Bela Vista, in the capital of the State of São Paulo, to discuss the following agenda:

I.	To approve the appointment and hiring of the following specialized companies, assigned by the managements of the Company, Telefônica Data Brasil Holding S.A. (“TDBH”) and Telefônica Empresas S.A. (“T EMPRESAS”) to prepare the necessary appraisals to deliberate about the merger of TDBH into TELESP (“Merger”), and the partial spin-off of T EMPRESAS, while the spun-off part of the net equity will be merged into the Company, as announced in the relevant fact published on March 09, 2006: (i) Hirashima & Associados Ltda, responsible for a) the accounting appraisal of the net equity of TDBH; and b) the accounting appraisal of the spun-off part of the net equity of T EMPRESAS; (ii) NM Rothschild & Sons (Brasil) Ltda, responsible for the economic and financial analysis of TDBH and the Company, in order to determine the exchange ratio of shares of TBDH by new shares of the Company; and (iii) KPMG Corporate Finance Ltda., responsible for the appraisals, at market prices, of the net equity of TDBH and the Company, in order to compare the calculations for the exchange ratio of shares of TBDH by shares of the Company, in accordance with the established in article 264 of the Law 6404/76;

II.	To analyze and deliberate on the appraisal opinions issued by the specialized companies mentioned in item (I) above that are annexes to the “Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações de São Paulo S.A. – TELESP and Partial Spin-Off of Telefônica Empresas S.A.” (“Contract”);

III.	To analyze and deliberate on the Contract, the merger of TDBH into the Company and the spin-off of T EMPRESAS, being the spun-off part of the net equity merged into the Company; and

IV.	To deliberate on the increase of the capital stock of the Company as a result of the merger, with the subsequent modification of the heading of article 5 of the Company’s bylaws, as well as the consolidation of the Company’s bylaws.

DOCUMENTS AT THE DISPOSAL OF THE SHAREHOLDERS

In accordance with article 124, paragraph 6, of the Law 6404/76, all documents related to the subjects that composed the agenda of the Extraordinary General Shareholder Meeting now called for are available for the shareholders at the Company’s headquarters and the São Paulo Stock Exchange, as well as in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and the São Paulo Stock Exchange (www.bovespa.com.br).

GENERAL INSTRUCTIONS

A) The corresponding powers-of-attorney for the Meeting must be filed at the Company’s headquarters, located at Rua Martiniano de Carvalho 851, 14th floor, São Paulo-SP (at Gerência Jurídica Societária, telephones: (5511) 3549-7421 and (5511) 3549-7423), on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on April 26, 2006 at 16:00 hours. The powers-of-attorney must annex the corresponding documents or company’s acts that grant such representation;

B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company’s headquarters an abstract of their shareholding position issued by the custodian entity after April 26, 2006.

WARNING IN COMPLIANCE WITH SEC REGULATIONS

The Merger, the Spin-Off and their supporting documents were filed by the Company and TDBH at the U.S. Securities and Exchange Commission – SEC. The investors of the Company are strongly encouraged to carefully analyze the supporting documents of the Merger and the Spin-Off, in light of the relevance of their terms. Such documents can be obtained with no charge in the website of the SEC (www.sev.gov).

São Paulo, March 28, 2006

Fernando Xavier Ferreira

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: March 28, 2006	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director